05012272

Multimedia

November 2, 2005

SUPPL

SEC MAIL RECEIVED PROCESSING NOV 02 2005 WASH. D.C. 192 SECTION

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
100 F Street, N.E.
Washington DC 20549

Re: PT MULTIMÉDIA-Serviços de Telecomunicações e Multimédia, S.G.P.S., S.A. **(File No. 82-5059)**
Ongoing Disclosure Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

On behalf of PT MULTIMÉDIA-Serviços de Telecomunicações e Multimédia, SGPS, S.A. (the "Company") and pursuant to the requirements of Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), I hereby furnish this letter, with an exhibit hereto, to the Securities and Exchange Commission.

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, enclosed is a copy of the document listed below, which constitutes information that the Company has recently made public pursuant to the laws of Portugal:

1. A press release announcing the Company's results for the nine months ending September 30, 2005 and a proposal for the payment of a cash dividend for the year ending December 31, 2005.

If you should have any questions or comments, please call the undersigned at 00-351-21-782-4725.

Very truly yours,

Lídia Falcão

Lídia Falcão

Enclosure

PROCESSED
NOV 07 2005
THOMSON FINANCIAL

PT – Multimédia,
Serviços de Telecomunicações e Multimédia, SGPS, S.A.
Sede - Av. Fontes Pereira de Melo, 40
1069-300 Lisboa
Portugal

Tel + 351 21 782 47 00
Fax + 351 21 782 47 35

Multimedia

RELEASE

PT Multimedia Announces 2005 First Nine Months Results And Cash Dividend Proposal Relative to 2005

Lisbon, Portugal, 2 November 2005 – PT Multimedia (Euronext: PTMN.IN) announced today its unaudited results for the nine month period ending 30 September 2005.

Consolidated operating revenues amounted to Euro 464.4 million in the first nine months of 2005. EBITDA reached Euro 142.6 million, equivalent to a margin of 30.7%. EBITDA minus Capex reached Euro 67.2 million. Net income for the period amounted to Euro 95.5 million. Net debt reached Euro 68.2 million at the end of the first nine months of 2005, a decrease of Euro 46.8 million from the end of 2004.

PT Multimedia announces that the Board of Directors will submit for shareholders' approval at the next Annual General Meeting, a proposal for the payment of a cash dividend for the year ending 31 December 2005 of 27.5 cents per share, subject to market conditions and PT Multimedia's financial condition at that time. This dividend proposal represents a 10% increase over the 25 cents per share dividend paid for the year ended 31 December 2004.

PT Multimedia's consolidated unaudited financial results have been prepared in accordance with International Financial Reporting Standards (IFRS) as from 1 January 2005. Financial information for prior periods has been restated in accordance with IFRS for comparative purposes.

The Media business is disclosed as a discontinued operation in the first nine months of 2004 and 2005, in accordance with IFRS rules, pursuant to the execution on 25 August 2005 of the promissory sale agreement of Lusomundo Serviços, SGPS, S.A. (corresponding to the Media business), signed on 28 February 2005.

Following the sale of the Media business, and taking into consideration the increasingly integrated management of the Pay-TV and Broadband Internet and the Audiovisuals businesses, combined with the growing weight of the Pay-TV business, PT Multimedia is now reporting a single business segment which includes Pay-TV, Broadband Internet and the Audiovisuals businesses.

1. FINANCIAL HIGHLIGHTS

Table 1 – Financial Highlights

Euro million	3Q05	3Q04	y.o.y	9M05	9M04	y.o.y
Operating Revenues	158.6	147.9	7.3%	464.4	433.7	7.1%
Pay TV and Broadband Internet	139.5	126.6	10.2%	410.9	370.2	11.0%
Operating Costs excluding D&A	110.9	100.5	10.3%	321.9	300.1	7.2%
EBITDA (1)	47.8	47.4	0.8%	142.6	133.6	6.7%
Income from Continued Operations	31.7	33.7	(6.1%)	98.2	95.1	3.2%
Net Income	51.8	20.6	151.2%	95.5	57.8	65.2%
Capex	19.8	12.0	64.9%	75.4	34.2	120.4%
Capex as % of Revenues	12.5	8.1	4.4pp	16.2	7.9	8.3pp
EBITDA minus Capex	28.0	35.4	(21.0%)	67.2	99.4	(32.4%)
Net Debt	68.2	142.3	(52.1%)	68.2	142.3	(52.1%)
EBITDA Margin (2) (%)	30.1	32.1	(1.9pp)	30.7	30.8	(0.1pp)
Net Debt to EBITDA (x)	0.4	0.8	(0.4x)	0.4	0.8	(0.4x)
EBITDA Cover (x)	32.3	45.3	(13.0x)	36.9	88.2	(51.3x)

(1) EBITDA = Income from Continued Operations + Depreciation and Amortisation.
(2) EBITDA Margin = EBITDA / Operating Revenues.

Operating revenues increased by 7.1% y.o.y in the first nine months of 2005 to Euro 464.4 million. In the third quarter of 2005, operating revenues increased by 7.3% y.o.y to Euro 158.6 million.

Pay-TV and Broadband Internet revenues increased by 11.0% to Euro 410.9 million in the first nine months of 2005, representing 88.5% of PT Multimedia's consolidated revenue. Operating revenues in the first nine months of 2005 were negatively affected by adjustments made in the customer base, as revenues related to bad debt customers have been deferred. In the third quarter of 2005, operating revenues increased by 10.2% y.o.y to Euro 139.5 million.

EBITDA amounted to Euro 142.6 million an increase 6.7% y.o.y in the first nine months of 2005, equivalent to an EBITDA margin of 30.7%. EBITDA growth was achieved despite: (i) additional investments in programming costs (Euro 10.2 million) related to the reinforcement of the Pay-TV offer with the launch of the new digital service, Funtastic Life, and new premium channels, as well as the increase in Sport TV costs; (ii) reinforcement of customer support service (Euro 2.7 million) in connection with the launch of the digital service, the digitalisation of premium channels and the roll out of new IT systems; (iii) an increase in network repair and maintenance operations (Euro 4.4 million) to ensure high service levels, the upgrade in broadband internet downstream speeds, and the digitalisation of Premium services; and (iv) an increase in provisions (Euro 6.0 million) primarily related to subscribers with bad debt.

Recurring operating income increased by 3.2% y.o.y in the first nine months of 2005 to Euro 98.2 million, equivalent to an operating margin of 21.1%.

Net income totalled Euro 95.5 million in the first nine months of 2005 compared to Euro 57.8 million in the first nine months of 2004, an increase of 65.2% y.o.y.

Capex increased by Euro 41.2 million y.o.y to Euro 75.4 million in the first nine months of 2005, equivalent to 16.2% of revenues. The increase in Capex is primarily due to investments in: (i) the purchase of usage rights for the fifth satellite transponder; (ii) set top boxes related to the digitalization programme; (iii) information systems upgrade; and (iiv) the cable network in order to improve Pay-TV and Broadband Internet offer and quality of service.

EBITDA minus Capex amounted to Euro 67.2 million in the first nine months of 2005, corresponding to 14.5% of operating revenues. PT Multimedia's capex includes the capitalised cost of transponders used in the Pay-TV business, which are leased under long-term contracts. PT Multimedia is currently negotiating

long-term commitments for its telecom services, in order to optimize its cost structure and align its accounting practices (opex and capex) with those of peer group companies.

Net debt, amounted to Euro 68.2 million at the end of the September 2005, a decrease of Euro 46.8 million from the end of 2004. This decrease is essentially due to cash flow generated during the period and to proceeds from the sale of the Media business (Euro 163.7 million), and takes into account outflows related to shareholder remuneration, including dividends and a share buyback amounting to Euro 77.3 million and Euro 91.5 million, respectively.

2. OPERATING HIGHLIGHTS

Table 2 – Key Performance Indicators [1]

	3Q05	3Q04	y.o.y	9M05	9M04	y.o.y
Pay TV and Broadband Internet						
Homes Passed ('000)	2,627	2,529	3.9%	2,627	2,529	3.9%
Bi-directional (Broadband Enabled)	2,504	2,371	5.6%	2,504	2,371	5.6%
Pay-TV Customers [2,3] ('000)	1,485	1,517	(2.1%)	1,485	1,517	(2.1%)
Cable	1,096	1,140	(3.8%)	1,096	1,140	(3.8%)
Satelite	389	378	2.9%	389	378	2.9%
Pay-TV Net Additions ('000)	20	30	(33.9%)	36	76	(52.3%)
Cable	20	16	22.1%	30	46	(34.3%)
Satelite	0	14	(99.5%)	6	30	(80.2%)
Penetration Rate of Cable (%)	41.7%	45.1%	(3.3pp)	41.7%	45.1%	(3.3pp)
Premium Subscriptions [3] ('000)	797	850	(6.2%)	797	850	(6.2%)
Pay to Basic Ratio (%)	53.7%	56.0%	(2.4pp)	53.7%	56.0%	(2.4pp)
Cable Broadband Accesses ('000)	341	290	17.9%	341	290	17.9%
Cable Broadband Net Additions ('000)	9	21	(57.3%)	36	59	(39.1%)
Penetration of Cable Broadband (%)	31.1%	25.4%	5.7pp	31.1%	25.4%	5.7pp
Blended ARPU (Euro)	28.30	25.63	10.4%	27.84	25.23	10.3%
Audiovisuals						
Tickets Sold ('000) [4]	2,017	2,193	(8.0%)	5,097	5,868	(13.1%)

(1) As a result of the adjustments made in the customer base, following the migration to new CRM, provisioning and billing systems, the number of Pay-TV customers at the end of 2Q05, 1Q05 and 4Q04 was 1,465 thousand, 1,456 thousand and 1,449 thousand respectively. The adjusted number of cable broadband customers at the end of 2Q05, 1Q05 and 4Q04 was 333 thousand, 319 thousand and 305 thousand respectively.

(2) These figures are related to the total number of Pay-TV basic customers. PTM's Pay-TV business offers several basic services, based on different technologies, and directed to different market segments (residential, real estate and hotels), with a distinct geographical scope (mainland Portugal and the Azores and Madeira islands) and with a variable number of channels.

(3) These figures include products in temporary promotions, such as "Try and Buy" promotions.

(4) First nine months 2004 figures do not include tickets sold by Warner Lusomundo in December 2003.

Pay-TV and Broadband Internet

- The number of homes passed totalled 2,672 thousand at the end of September 2005, of which 95.3% were bi-directional, therefore enabling broadband Internet and interactive services. In the third quarter of 2005, PT Multimedia started a project to expand its cable network to areas of high population density adjoining currently cabled areas. Through this plan, the number of homes passed is estimated to increase by approximately 400 thousand by the end of 2006.
- Pay-TV customers totalled 1,485 thousand (1,096 thousand in cable and 389 thousand in satellite) in the first nine months of 2005. During the third quarter of 2005, Pay-TV net additions totalled 20 thousand, essentially in the cable service. The pace of net additions in the Satellite Pay-TV service is expected to pick up following the conclusion of the upgrade of the conditional access system software and the exchanging of all digital decoder smart cards by the end of the year. This will allow the migration to Nagra's new Aladin encryption system, thus virtually eliminating piracy on the Satellite service.
- In the first nine months of 2005, efforts to digitalise Pay-TV services continued, with the total number of set-top-boxes with access to digital services surpassing 428 thousand units at the end of September 2005.
- In September, PT Multimedia enhanced its Digital TV service, Funtastic Life, by introducing Sport TV2, a new Portuguese sports channel. Sport TV2 offers complementary programming to the premium sports channel, Sport TV, focusing on diversified coverage of various sports, including football. Sport

TV2 has coverage of the Portuguese League with a preview of each game directly from the stadium, news reports following the games and replays of games previously shown live on Sport TV.

- The Funtastic Life Digital Service has had a strong initial take-up, having already 123 thousand customers by end of September 2005.
- PT Multimedia continued to actively expand its Broadband Internet access service, by reinforcing its' value for money. Hence, PT Multimedia, in conjunction with the PT Group portal, www.sapo.pt, made Sapo Messenger available to its broadband internet customers, allowing free PC2PC VoIP and video call services between NetCabo and Sapo ADSL users.
- At the end of the first nine months of 2005, Broadband Internet subscribers totalled 341 thousand. Net additions in the third quarter of 2005 totalled 9 thousand, despite the fact that broadband penetration rate in Cable TV customers that can access this service is already above 30%.
- Blended ARPU in the first nine months of 2005 totalled Euro 27.84 an increase of 10.3% y.o.y, reflecting higher penetration of broadband services, increases in Pay-TV prices and adjustments made in the client base.

Audiovisuals

- In the third quarter of 2005, PT Multimedia opened two new screens in its already existing Almada multiplex and a new cinema complex with six screens in Viseu. PT Multimedia's cinema network currently has 179 screens, with a total of 32,618 seats.
- The number of cinema tickets sold in Portugal in the third quarter of 2005 totalled 2,017 million, a decrease of 8.0% y.o.y. This decrease, in line with other European and North American markets, is essentially due to a lower number of blockbuster releases worldwide during 2005 and to increased competition among cinema distributors which led to the simultaneous launch of a number of blockbusters.
- In the third quarter of 2005, PT Multimedia distributed 26 movies. Among the films launched were "Madagascar", "The War of the Worlds", "The Skeleton Key", "Herbie Fully Loaded" and "Cinderella Man".
- 144 titles were launched on video, including "Million Dollar Baby", "Tarzan II", "Lilo Stitch 2", and "Heffalump"
- On a comparable basis, Audiovisuals revenues in the first nine months of 2005 have remained stable when compared to the same period last year. This is essentially due to an increased sale of rights for both Pay-TV cinema channels and FTA television.

3. CONSOLIDATED RESULTS

Table 3 – Consolidated Income Statement

Euro million	3Q05	3Q04	y.o.y	9M05	9M04	y.o.y
Operating Revenues	**158.6**	**147.9**	**7.3%**	**464.4**	**433.7**	**7.1%**
Pay-TV and Cable Internet	139.5	126.6	10.2%	410.9	370.2	11.0%
Audiovisuals	22.9	23.4	(2.2%)	62.0	68.4	(9.4%)
Other	(3.7)	(2.1)	75.9%	(8.5)	(4.9)	74.6%
Operating Costs excluding D&A	**110.9**	**100.5**	**10.3%**	**321.9**	**300.1**	**7.2%**
Wages and Salaries	10.2	10.2	0.1%	31.3	31.1	0.7%
Direct costs	49.2	44.3	11.0%	146.5	133.4	9.8%
Costs of Telecommunications	7.2	6.0	20.3%	22.9	19.3	18.6%
Programming Costs	34.0	30.9	10.1%	101.1	91.0	11.2%
Other Direct Costs	8.0	7.4	7.4%	22.5	23.1	(2.6%)
Costs of Products Sold	3.2	3.1	3.8%	11.4	10.2	11.8%
Marketing and Publicity	4.8	5.1	(6.1%)	13.8	16.8	(18.2%)
Support Services	11.9	8.3	43.8%	31.3	25.3	23.6%
Maintenance and Repairs	4.5	4.1	9.9%	15.1	10.7	41.6%
Supplies and External Expenses	20.4	20.3	0.4%	61.9	62.4	(0.7%)
Provisions	5.9	1.9	213.8%	9.8	3.8	153.8%
Taxes Other than Income Taxes	0.5	1.4	(67.0%)	0.3	2.6	(87.3%)
Other Operating Costs	0.3	1.9	(84.3%)	0.5	3.8	(87.9%)
EBITDA	**47.8**	**47.4**	**0.8%**	**142.6**	**133.6**	**6.7%**
Depreciation and Amortisation	16.1	13.7	17.6%	44.4	38.5	15.3%
Income from Continued Operations	**31.7**	**33.7**	**(6.1%)**	**98.2**	**95.1**	**3.2%**
Other Expenses (Income)	**0.1**	**1.0**	**(85.2%)**	**0.1**	**5.3**	**(97.3%)**
Losses (Gains) on Disp. of Fixed Assets	0.1	0.0	n.m.	0.1	(0.0)	n.m.
Other Costs	0.0	1.0	(97.3%)	0.1	5.4	(98.6%)
Income before Financials and Income Taxes	**31.5**	**32.7**	**14.5%**	**98.0**	**89.8**	**14.5%**
Financial Expenses (Income)	**1.7**	**1.5**	**11.5%**	**2.8**	**3.4**	**(17.1%)**
Net Interest Expenses	1.5	1.0	41.2%	3.9	1.5	155.0%
Net Other Financial Expenses (Income)	(1.3)	(0.1)	1640.1%	(2.4)	(0.4)	541.9%
Equity in Losses (Earnings) of Affiliates	1.5	0.5	186.6%	1.4	2.3	(39.8%)
Income Before Income Taxes	**29.9**	**31.2**	**24.5%**	**95.2**	**86.4**	**24.5%**
Provision for Income Taxes	(8.8)	(9.7)	(9.2%)	(26.3)	(26.6)	(1.2%)
Income from Discontinued Operations	32.5	(0.4)	n.m.	28.6	(0.3)	n.m.
Income Applicable to Minority Interests	(1.8)	(0.6)	220.0%	(2.0)	(1.7)	18.5%
Consolidated Net Income	**51.8**	**20.6**	**151.2%**	**95.5**	**57.8**	**65.2%**

Consolidated Operating Revenues

PT Multimedia operating revenues amounted to Euro 464.4 million in the first nine months of 2005, an increase of 7.1% y.o.y. Operating revenues in the first nine months of 2005 were negatively impacted by the adjustments made in the customer base, as revenues related to bad debt customers have been deferred. Likewise, provisions created relative to such customers were reversed.

Considering the negative effect of deferred revenues, operating revenues in Pay-TV and Broadband Internet increased by 11.0% y.o.y in the first nine months of 2005 to Euro 410.9 million, underpinned by continued costumer growth, price increases in Pay-TV services, and increased broadband penetration. In the first nine months of 2005, Pay-TV and Broadband Internet activity accounted for 88.5% of PT Multimedia's operating revenues.

Audiovisuals operating revenues fell by 9.4% y.o.y in the first nine months of 2005 to Euro 62 million. This decline is mainly due to the termination of the Playstation distribution contract with Sony, which resulted in PT Multimedia no longer selling Playstation consoles and associated videogames. Furthermore, video distribution revenues decreased because of the loss of the Columbia video catalogue (cinema producer for Sony). Additionally, in the first quarter of 2004, Warner Lusomundo's fiscal year (November year end) was reconciled with that of PT Multimedia (December year end). This alignment resulted in ten months of Warner Lusomundo activity (from December of 2003 to September of 2004) being incorporated into PT Multimedia's consolidated results for the first nine months of 2004, while the first nine months 2005 results only reflect eight months of Warner Lusomundo activity. Excluding these effects, first nine months 2005 audiovisuals operating revenues would have remained stable when compared to the same period last year. This is essentially due to an increased sale of rights for both Pay TV cinema channels and FTA television.

EBITDA

EBITDA increased by 6.7% y.o.y in the first nine months of 2005 to Euro 142.6 million, and EBITDA margin was 30.7%, a decrease of 0.1pp y.o.y.

In 2005, EBITDA growth was impacted by: (i) additional investments in programming costs (Euro 10.2 million) related to the reinforcement of the Pay-TV offer with the launch of the new digital service, Funtastic Life, and new premium channels, as well as the increase in Sport TV costs; (ii) reinforcement of customer support services (Euro 2.7 million) in connection with the launch of the digital service, the digitalisation of premium channels and the roll out of new IT systems; (iii) an increase in network repair and maintenance operations (Euro 4.4 million) to ensure high service levels, the upgrade in broadband internet downstream speeds, and the digitalisation of Premium services; and (iv) an increase in provisions (Euro 6.0 million) primarily related to subscribers with bad debt.

Consolidated Recurring Operating Costs

Consolidated recurring operating costs, excluding depreciation and amortization, amounted to Euro 321.9 million in the first nine months of 2005, an increase of 7.2% y.o.y over the first nine months of 2004.

Wages and salaries increased by 0.7% y.o.y in the first nine months of 2005 to Euro 31.3 million and represented 6.7% of consolidated revenues.

In the first nine months of 2005, direct costs, which include telecommunication costs, programming costs and other, increased 9.8% y.o.y to Euro 146.5 million. This cost item represented 31.5% of consolidated operating revenues. Programming costs increased by 11.2% y.o.y in the first nine months of 2005 to Euro 101.1 million. The increase in programming costs was essentially due to an 8% increase in costs associated with the premium sports channel, Sport TV, resulting from the increase in the its subscription price. Sport TV channel costs correspond to approximately 44% of programming costs. Additionally, the increase in programming costs is also due to the launch of new channels in 2004 and in the first nine months of 2005, namely the new premium movie channels and the additional channels of Funtastic Life which significantly enriched PT Multimedia's Pay TV offer. Telecommunications costs, which essentially comprises of the rent of Portugal Telecom's optical fibre network, increased 18.6% in the first nine months of 2005. This increase is related to network expansion and to an increase in bi-directional coverage.

Costs of products sold increased by 11.8% y.o.y to Euro 11.4 million in the first nine months of 2005, primarily as a result of an agreement with both the Portuguese Government and the Regional Government of Madeira, in which Cabo TV provides a package with the four national free-to-air channels to Madeira residents. This requires the use of a digital set top box, which is sold by TV Cabo at a price subsidised by the Government. The subsidies provided by the Portuguese Government and the Regional Government of Madeira are accounted as "supplementary revenues". EBITDA is not affected by this operation.

Marketing and publicity costs decreased by 18.2% y.o.y in the first nine months of 2005 to Euro 13.8 million, reflecting cost rationalisation in advertising spending and promotional activities. Marketing and advertising costs accounted for 3.0% of consolidated operating revenues.

Support services costs (including mostly outsourcing costs related to information systems, call centres and logistics) increased 23.6% y.o.y in the first nine months of 2005 to Euro 31.3 million. This increase is essentially due to an increase in costs relative to customer care services to support the launch of new digital services, the digitalisation of Premium services and the migration to new information systems. Simultaneously, there was an increase in outsourcing costs, related to information systems, inherent to the roll out of new systems. Support service costs represented 6.7% of consolidated operating revenues.

Maintenance and repairs costs increased by Euro 4.4 million in the first nine months of 2005, as significant Pay-TV customer growth, the digitalisation of Premium services, and the expansion of broadband services combined with the upgrade of downstream speeds demanded increased network maintenance and repair in order to guarantee higher quality of service levels.

Supplies and external expenses decreased 0.7% y.o.y in the first nine months of 2005 to Euro 61.9 million. This caption accounted for 13.3% of consolidated operating revenues in the first nine months of 2005.

Provisions increased by Euro 6 million in the first nine months of 2005 to Euro 9.8 million. The increase in this caption is primarily due to an increase in provisions for doubtful receivables related to Pay-TV and Broadband Internet business.

Depreciation and amortisation costs increased by 15.3% y.o.y to Euro 44.4 million in the first nine months of 2005. Depreciation charges exceeded capex by Euro 31 million, resulting in a capex to depreciation ratio of 1.7 times in the first nine months of 2005. This item accounted for 9.6% of first half 2005 consolidated operating revenues.

Recurring Operating Income

Recurring operating income rose by 3.2% y.o.y in the first nine months of 2005 to Euro 98.2 million, with operating margin decreasing by 0.8pp to 21.1%.

Net Income

Net income amounted to Euro 95.5 million in the first nine months of 2005, an increase of 65.2% y.o.y compared to Euro 57.8 million booked in the first nine months of 2004.

Net interest expenses amounted to Euro 3.9 million in the first nine months of 2005, compared to Euro 1.5 million in the first nine months of 2004, reflecting the increase in net debt during the period.

Net other financial expenses amounted to Euro 0.4 million in the first nine months of 2005, which includes the recognition of a financial gain of Euro 3.5 million related to the share buyback programme, which corresponds to the difference of the average PT Multimedia share price on the issuance date of the warrants and on the exercise date. This caption mainly includes several financial expenses, namely banking commissions and related expenses.

Equity accounting losses of affiliated companies totalled Euro 1.4 million in the first nine months of 2005, compared to losses of Euro 2.3 million during the same period last year.

Provisions for income taxes totalled Euro 26.3 million in the first nine months of 2005, compared to Euro 26.6 million in the first nine months of 2004.

In the first nine months of 2005, discontinued operations included PT Multimedia's share in the earnings of Lusomundo Serviços from January until July 2005 and an after tax capital gain of Euro 28.6 million from the sale of the Media business.

4. CAPEX

Table 4 – Capex

Euro million	3Q05	3Q04	y.o.y	9M05	9M04	y.o.y
Terminal equipment	5.8	2.6	124.1%	12.9	8.6	49.9%
Pay-TV and Cable Internet Infrastructure	9.3	5.8	59.3%	31.3	15.4	102.8%
Transponders	0.0	0.0	n.m.	16.8	0.0	n.m.
Other	4.7	3.6	31.1%	14.4	10.1	41.8%
Total Capex	**19.8**	**12.0**	**64.9%**	**75.4**	**34.2**	**120.4%**

In the first nine months of 2005, Capex totalled Euro 75.4 million. This includes future payments related to the purchase of usage rights for a fifth satellite transponder until the end of its useful life, estimated at December 2016. The increase in Capex is primarily due to investments in: (i) the purchase of usage rights for the fifth satellite transponder; (ii) set top boxes related to the digitalization programme; (iii) information systems upgrade; and (iiv) the cable network in order to improve Pay-TV and Broadband Internet offer and quality of service. Additionally, Euro 4.8 million was invested in the maintenance and remodelling of cinema complexes, as well as the opening of three new ones.

EBITDA minus Capex amounted to Euro 67.2 million in the first nine months of 2005, corresponding to 14.5% of operating revenues. PT Multimedia's capex includes the capitalised cost of the transponders used in the Pay-TV business, which are leased under long-term contracts. PT Multimedia is currently negotiating long-term commitments for its telecom services, in order to optimize its cost structure and align its accounting practices (opex and capex) with those of peer group companies.

5. CONSOLIDATED BALANCE SHEET

Table 5 – Consolidated Balance Sheet

Euro million	30 September 2005	31 December 2004
Current Assets	216.9	233.0
Cash and Equivalents	32.8	26.7
Accounts Receivable, net	140.3	168.6
Inventories, net	17.5	16.1
Taxes Receivable	1.6	9.4
Prepaid Expenses and Other Current Assets	24.6	12.2
Non-Current Assets	630.3	834.5
Investiments in Group Companies	29.2	50.3
Other Investments	0.0	1.3
Intangible Assets, net	213.9	319.1
Fixed Assets, net	244.1	275.7
Defered Taxes	120.6	165.2
Other Non-Current Assets	22.5	23.0
Assets Related to Discontinued Operations	0.0	0.0
Total Assets	**847.2**	**1,067.6**
Current Liabilities	246.3	277.8
Short Term Debt	8.1	34.8
Accounts Payable	150.8	156.7
Accrued Expenses	57.6	61.7
Deferred Income	21.5	6.9
Taxes Payable	5.4	16.3
Current Provisions and Other Liabilities	3.0	1.4
Non-Current Liabilities	170.8	280.5
Medium and Long Term Debt	110.2	117.3
Accounts Payable	0.0	68.4
Non-Current Provisions and Other Liabilities	60.6	83.0
Accrued Post Retirement Liability	0.0	8.8
Deferred Taxes	0.0	2.9
Liabilities Related to Discontinued Operations	0.0	0.0
Total Liabilities	**417.1**	**558.3**
Equity before Minority Interests	421.2	498.1
Share Capital	77.3	78.4
Issue Premium	159.3	159.3
Reserves, Retained Earnings and Other	89.1	137.5
Net Income	95.5	122.9
Minority Interests	8.8	11.2
Total Shareholders' Equity	**430.1**	**509.3**
Total Liabilities and Shareholders' Equity	**847.2**	**1,067.6**

The gearing ratio [Net Debt / (Net Debt + Shareholders' Equity)] as of 30 September 2005 was 13.7%, while shareholders' equity plus long term debt to total assets ratio stood at 63.8%. At the end of September 2005, the net debt to EBITDA ratio was 0.4 times and the EBITDA cover was 36.9 times.

Consolidated Net Debt

Table 6 – Consolidated Net Debt

Euro million	30 September 2005	31 December 2004	Pro-forma (1) 31 December 2004	Pro-forma Δy.o.y	Pro-forma y.o.y
Short Term	**8.1**	**34.8**	**6.9**	**1.2**	**17.2%**
Bank Loans	0.0	25.0	0.0	0.0	n.s.
Shareholder Loans	0.0	0.0	0.0	0.0	n.s.
Financial leasing	8.1	9.8	6.9	1.2	17.2%
Transponders	7.3	6.0	6.0	1.3	21.7%
Medium and long term	**110.2**	**184.6**	**166.6**	**(56.4)**	**(33.9%)**
Bank Loans	0.0	10.9	0.0	0.0	0.0%
Shareholder Loans	0.0	67.3	67.3	(67.3)	(100.0%)
Financial leasing	110.2	106.5	99.3	10.8	10.9%
Transponders	109.3	98.1	98.1	11.2	11.4%
Total Indebtedness	**118.3**	**219.4**	**173.5**	**(55.2)**	**(31.8%)**
Cash and Short Term-Investments	32.8	26.7	24.7	8.1	32.6%
Loans to Shareholders	17.2	32.0	33.8	(16.5)	(49.0%)
Net Debt	**68.2**	**160.7**	**115.0**	**(46.8)**	**(40.7%)**

(1) *Pro-forma values, excluding debt related to Lusomundo Serviços, SGPS, S.A.*

PT Multimedia started to consider financial leasing as debt, including the usage rights for five satellite transponders. Consequently, on 30 September, 2005, PT Multimedia's total indebtedness amounted to Euro 118.3 million.

Consolidated net debt as at 30 September 2005 amounted to Euro 68.2 million, a decrease of Euro 46.8 million compared to year-end 2004. This decrease is essentially due to cash flow generated during the period and to proceeds from the sale of the Media business (Euro 163.7 million), and takes into account outflows related to shareholder remuneration, including dividends and a share buyback amounting to Euro 77.3 million and Euro 91.5 million, respectively.

Shareholders' Equity (Excluding Minority Interests)

At 30 September 2005, shareholders' equity excluding minority interest amounted to Euro 421.2 million, a decrease of Euro 76.9 million from the end of 2004, resulting from (i) dividends paid in the period amounting to Euro 77.3 million, (ii) outflow of Euro 91.5 million related to the share buyback program, and (iii) net income generated during the period of Euro 95.5 million.

Pursuant to Portuguese legislation, the amount of distributable reserves is determined according to the standalone financial statements of the company prepared in accordance with Portuguese GAPP. As at 30 September 2005, distributable reserves of PT Multimedia amounted to approximately Euro 165 million. The level of distributable reserves is impacted by the amount of (i) treasury stock owned, (ii) net income generated and (iii) dividends paid.

6. FIRST NINE MONTHS KEY EVENTS AND RECENT DEVELOPMENTS

- On 25 August 2005, PT Multimedia executed the sale of Lusomundo Serviços, SGPS, S.A. shares, including 80.91% of Lusomundo Media, SGPS, S.A., to Olivedesportos – Publicidade, Televisão e Media, S.A., a company 100% owned by Controlinveste, SGPS, S.A. This sale was announced on 28 February 2005 and was pending Competition Authority decision of non-opposition which was obtained on 10 August 2005. The proceeds of this sale for PT Multimedia were of Euros 173.8 million, Euros 10.1 million of which were paid to Portugal Telecom, SGPS, S.A. for the acquisition of the 5.94% direct shareholding in Lusomundo Media, SGPS, S.A..

- On 14 July 2005, PT Multimedia completed the sale of its 33.33% stake in Warner Lusomundo Sogecable, following the approval by the Spanish Competition Authority.

7. BASIS OF PRESENTATION

Application of International Financial Reporting Standards

PT Multimedia has adopted International Financial Reporting Standards ("IFRS") in 2005 and in accordance with IFRS 1 – "First-Time Adoption of International Financial Reporting Standards" has used January 1, 2004 to compute all transition adjustments using the retrospective method, excluding some exceptions permitted by IFRS 1. Before the adoption of IFRS, the PT Multimedia's financial statements were prepared in accordance with Portuguese Accounting Principals (PGAAP).

Main differences between IFRS and PGAAP

1. Dismantling and removal obligations
Under IFRS, the acquisition cost of tangible assets should include the net present value of any future dismantling or removal liabilities, if its value could be reliably estimated and the cash out flow is likely. Under PGAAP, those liabilities should be recognized when the cost is incurred.

2. Sale and lease back transactions
PT Multimedia has entered into Qualified Technological Equipment Transactions over certain of its telecommunication equipment, and received up-front fees to enter in those transations. Under IFRS, all gains obtained with the sale of the equipment should be recognized over the lease period, the assets should not be derecognized of the balance sheet and all special purpose vehicles ("SPV") should be consolidated by the entities that substantially obtained all the economic benefits of the transaction. Under PGAAP, gains were recognized in net income when obtained, for certain transactions the assets were derecognized of the balance sheet and the SPV's were not consolidated.

3. Provisions for restructuring
Under IFRS, provisions for restructuring can only be recognized when certain criteria established by IAS 37 are met, namely the existence of a plan approved by the management, the ability to reasonably measure the obligation and the likelihood of the cash out flow, among others. Under PGAAP, the recognition of provision is subject to a less stringent criteria.

4. Amortization of goodwill
Under IFRS, goodwill recognized in the acquisition of financial investments is not amortized, been subject to periodic impairment tests Under PGAAP, goodwill is amortized through income, although been also subject to periodic impairment tests. IFRS 1 established that transition data for the application of this rule should be applied only after January 1, 2004.

5. Purchase price allocation
Under IFRS, the purchase price should be allocated to the fair value of the assets and liabilities acquired, to unrecognized intangible assets, and the remaining part to goodwill. Under PGAAP, the excess amount of the proportional net assets acquired does not need to be allocated to unrecognized intangible assets, and usually allocated to goodwill. PT Multimedia used the exception of IRFS 1, and has only applied this rule to business combinations entered after January 1, 2004.

6. Start-up expenses and research and development

Under IFRS, start-up expenses are recognized when incurred. Under PGAAP, star-up expenses are recognized as an intangible asset and are amortized on a straight line basis.

Under IFRS, expenses related to the research phase should be recognized when incurred, and development expenses could be recognized as an intangible, if any future benefit is expected, and amortized on a straight line during the period benefits are expected to occur. Under PGAAP, research and development expenses are recognized as an intangible asset and are amortized on a straight line basis, if any future benefit is expected to occur.

7. Deferred costs

Under IFRS, deferred costs related to training, marketing and publicity and maintenance and repair are recognized when incurred. Under PGAAP, these costs could be recognized as an intangible asset and amortized on a straight line basis, if any future benefit is expected to occur.

8. Reclassifications

Under IFRS, certain reclassifications were made to the financial statements under PGAAP. The major reclassifications were as follows:

- Provisions for financial investments were deducted to the correspondent asset;
- Provisions for tangible and intangible assets were deducted to the correspondent asset;
- Investment subsidies not recognized in the net income were deducted to the value of the correspondent asset;
- Goodwill generated in the acquisition of associated companies was recognized as a financial investment.

Table 7 – Net Income Reconciliation

Euro million	9M04
Net Income under Portuguese GAAP	**48.4**
Asset retirement obligation (1)	(0.1)
Sale and lease back transactions (2)	0.1
Provisions for restructuring (3)	(2.9)
Goodwill amortization (4)	10.6
Start-up and R&D expenses (5)	2.8
Deferred costs (6)	0.2
Goodwill generated in the acquisition of associated companies (7)	(1.4)
Net Income under IFRS	**57.8**

Table 8 – Shareholder's Equity Reconciliation

Euro million	1 January 2004	31 December 2004
Equity before MI under PGAAP	**391.5**	**488.7**
Asset retirement obligation (1)	(1.1)	(1.2)
Sale and lease back transactions (2)	(1.0)	(0.9)
Provisions for restructuring (3)	10.9	7.4
Goodwill amortization (4)	-	14.3
Start-up and R&D expenses (5)	(11.0)	(8.4)
Deferred costs (6)	(1.2)	(0.4)
Goodwill generated in the acquisition of associated companies (7)	-	(1.4)
Equity before MI under IFRS	**388.0**	**498.1**
Minority Interests under IFRS	9.8	11.2
Total Shareholders' Equity - IFRS	**397.8**	**509.3**

Contacts: Luís Pacheco de Melo, Chief Financial Officer
lmelo@pt-multimedia.pt

Lídia Falcão, Investor Relations
lidia.m.falcao@pt-multimedia.pt

Tel.: +351.21.7824725
Fax: +351.21.7824735

Except for historic information contained herein, this press release contains certain forward looking statements which involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied by these statements. These risks and uncertainties include, among others, the continued use by subscribers of PT Multimedia's services, technological changes and competition, as well as other factors detailed from time to time in PT Multimedia's filings with the Portuguese Securities and Exchange Commission.

PT Multimedia is listed on the Euronext Stock Exchange. Information may be accessed on the Reuters under the symbol PTMN.IN and on Bloomberg under the symbol PTM PL.